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Exhibit 99(a)(5)(E)

Press Contacts: Todd Evans Media Relations MSC.Software (714) 445-3066 todd.evans@mscsoftware.com	Investor Contact: Joanne Keates Director of Investor Relations MSC.Software (714) 444-8551 joanne.keates@mscsoftware.com

MSC.SOFTWARE ANNOUNCES COMPLETION OF
TENDER OFFER FOR MECHANICAL DYNAMICS

Santa Ana, Calif.,—April 19, 2002—MSC.Software Corp. (NYSE: MNS), the leading global provider of simulation software, services and systems today announced the successful completion of its tender offer for all of the outstanding shares of common stock of Mechanical Dynamics (NASDAQ: MDII), at a price of $18.85 per share. The offer expired at 12:00 midnight New York City time, on Thursday, April 18, 2002.

"We are excited that this acquisition has been completed and we can move forward with the integration of the MSC.Software and Mechanical Dynamics technologies and team members," said Frank Perna, chairman and chief executive officer of MSC.Software. "We are confident that customers will see time and cost saving benefits from the combination of these simulation and virtual prototyping technologies."

Based on preliminary information provided by Computershare Trust Company, Inc., the depositary for the tender offer, approximately 6,147,321 shares of MDII common stock were tendered (including approximately 121,260 shares tendered by notice of guaranteed delivery). This represents approximately 98.9 percent of the outstanding shares of MDII. MSC.Software, through its wholly-owned subsidiary MSC Acquisition II Corp., has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the tender offer.

MSC.Software intends to cause MSC Acquisition II Corp. to merge with MDII by April 30, 2002 or as soon as practicable thereafter. The merger is expected to be consummated without a vote or meeting of MDII's stockholders. In the merger, each of the remaining shares of MDII common stock will be converted into the right to receive $18.85 in cash, without interest. MDII will then become a wholly owned subsidiary of MSC.Software.

About MSC.Software Corporation

MSC.Software (NYSE: MNS) is the leading global provider of simulation software, with related services and systems, that help companies make money, save time and reduce costs associated with designing and testing manufactured products. MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software, services and systems. MSC.Software employs more than 1,200 people in 22 countries. For additional information about MSC.Software's products and services, please visit www.mscsoftware.com.

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  Exhibit 99(a)(5)(E)
MSC.SOFTWARE ANNOUNCES COMPLETION OF TENDER OFFER FOR MECHANICAL DYNAMICS